37- 4120 Ridgeway Drive

Mississauga, Ontario L5L 5S9 Canada

Tel: 289-997-6740, Fax: 416-352-5712

www.algaedynamics.com

October 4, 2016

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Suzanne Hayes, Assistant Division Director
Josh Samples and Erin Jaskot

Re:	Algae Dynamics Corp.
Request for Withdrawal-Form RW
Registration Statement on Form S-1

Filed September 29, 2016
File No. 333-199612

Mesdames Hayes and Jaskot and Mr. Samples:

Please accept this letter as a request of Algae Dynamics Corp. to withdraw the Form RW filed in the above-captioned Registration Statement.

Very truly yours,

/s/ Ross Eastley
Chief Financial Officer